UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Gulfstream International Group, Inc.

(Name of Issuer)

                           Common Stock - $0.01 par value

(Title of Class of Securities)

                                              402738 108                                           .

(CUSIP Number)

William J. Caragol

Sah-Vul Strategic Partners I, LLC
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445

                                           561-805-8009

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                                       September 8, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  1

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	402738 108	Page	2	of	6

1	NAMES OF REPORTING PERSONS Sah-Vul Strategic Partners I, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	State of Florida

	7	SOLE VOTING POWER

NUMBER OF		2,892,857

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,892,857

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,892,857

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	43.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	402738 108	Page	3	of	6

Item 1. Security and Issuer

This Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Shares”), of Gulfstream International Group, Inc. (the “Issuer”).  The principal office of the Issuer is located at 3201 Griffin Road, 4th Floor, Fort Lauderdale, Florida 33312.

Item 2.  Identity and Background

This Schedule 13D is being filed by Sah-Vul Strategic Partners I, LLC, a Florida limited liability company (the "Company"), which is a holding company for the Shares of the Issuer. The Company's principal office is located at 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445.

Schedule A, attached hereto, sets forth the names of the managers of the Company and their respective occupations and citizenship.

During the last five years, neither the Company nor, to the Company's best knowledge, each person listed on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On September 8, 2010, the Company completed a $1,500,000 debt financing with the Issuer, effective as of August 31, 2010, pursuant to a Securities Purchase Agreement dated August 27, 2010 between the Issuer and the Company (the “Purchase Agreement”).

Under the terms of the Purchase Agreement, the Issuer issued to the Company (i) a maximum $1,500,000 principal amount 8% Secured Convertible Promissory Note due August 31, 2011 (the “Note”), convertible into Shares at a conversion price of $0.70 per Share, subject to certain adjustments as set forth therein; and (ii) a Warrant to purchase 750,000 Shares at an exercise price of $0.70 per Share, subject to certain adjustments as set forth therein, for a period beginning on the date of issuance through August 31, 2015.

The Note accrues interest at eight percent per annum compounded monthly and can be prepaid in full at any time without penalty.  Under the terms of the Note, the Company made a cash advance to the Issuer of $500,000 on each of September 8, 2010 and September 10, 2010, and will make a cash advance of $500,000 to the Issuer on September 24, 2010, each from working capital.  The unpaid principal and accrued and unpaid interest under the Note can be converted beginning on September 8, 2010 into Shares. Assuming that (i) the Company makes the additional required advance of $500,000.00 on September 24, 2010 for a total principal amount outstanding of $1,500,000.00, (ii) the Issuer repays all interest under the Note with cash, (iii) the principal under the Note is not prepaid, and (iv) cash is issued in lieu of fractional shares, at maturity the Note would be convertible into 2,142,857 Shares.  The Warrant became exercisable on September 8, 2010 and is void after August 31, 2015.

Pursuant to the Purchase Agreement, beginning on September 8, 2010 and ending December 7, 2010, the Company has an option to purchase a second secured convertible promissory note for $1,000,000 (the "Additional Note") from the Issuer.  The terms and conditions of the Additional Note are substantially the same as those of the Note, and the principal of the Additional Note would be convertible into 1,428,571 Shares (assuming cash is issued in lieu of fractional shares and interest).

With the purchase of the Additional Note, the Company would also receive a common stock purchase warrant to purchase 500,000 Shares at a price of $0.70 per Share (the "Additional Warrant"), which warrant would expire on the fifth anniversary of the date of issuance.  The exercise of the option is subject to certain conditions outside of the Company's control, including, that the Issuer does not prepay the Note, that the Issuer's representations and warranties are true and correct and that the Issuer obtains any necessary consents and approvals.

The description of the terms of the Note, Warrant, Purchase Agreement, Additional Note and Additional Warrant does not purport to be complete and is qualified in its entirety by the provisions of the documents filed herewith.

CUSIP No.	402738 108	Page	4	of	6

Item 4. Purpose of Transaction

The information set forth in “Item 3. Source and Amount of Funds or Other Consideration,” is incorporation herein by reference.

Except as set forth in this Item 4, the Company has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)  The Company beneficially owns 2,892,857 Shares, representing 43.9% of the outstanding common stock of the Issuer.  In computing the percentage ownership, Shares subject to convertible securities are deemed outstanding.

(b)  The Company has the sole power to vote and dispose of the 2,892,857 Shares.

(c)  The Company entered into a debt financing transaction with the Issuer and received the Warrant.  For more information, see “Item 3. Source and Amount of Funds or Other Consideration.”

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Items 2 through 5 is incorporated by reference into this Item 6. Except as described herein, to the knowledge of the Company, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Exhibit 1	Securities Purchase Agreement dated as of August 27, 2010.*

Exhibit 2	8% Secured Convertible Promissory Note issued on August 31, 2010.*

Exhibit 3	Common Stock Purchase Warrant issued on August 31, 2010.*

Exhibit 4	Form of Additional 8% Secured Convertible Promissory Note.*

Exhibit 5	Form of Additional Common Stock Purchase Warrant.*

Exhibit 6	Security Agreement dated as of August 31, 2010.*

*Incorporated by reference from the Current Report on Form 8-K filed by Gulfstream International Group, Inc. on September 8, 2010.

CUSIP No.	402738 108	Page	5	of	6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 10, 2010

SAH-VUL STRATEGIC PARTNERS I, LLC

/s/ William J. Caragol

Name: William J. Caragol

Title: Manager

CUSIP No.	402738 108	Page	6	of	6

SCHEDULE A

Sah-Vul Strategic Partners, LLC

Managers and Members

The business address for each of the following persons is as follows: 1690 S. Congress Avenue, Suite 200, Delray Beach, Florida 33445

			Number of shares of
			the Issuer	Principal
Name	Title	Citizenship	Beneficially Held	Occupation
Scott R. Silverman	Manager and Member	United States	0	Chief Executive Officer of PositiveID Corporation
William J. Caragol	Manager and Member	United States	0	President and Chief Financial Officer of PositiveID Corporation
Michael E. Krawitz	Manager and Member	United States	0	Managing Partner of Business Mediation Group LLC